August 28, 2025

Micah Young
Executive Vice President, Chief Financial Officer
MASIMO CORP
52 Discovery
Irvine, CA 92618

       Re: MASIMO CORP
           Item 2.02 Form 8-K filed February 25, 2015
           Response dated August 6, 2025
           File No. 001-33642
Dear Micah Young:

       We have reviewed your August 6, 2025 response to our comments and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to our July 24, 2025 oral comments.

Item 2.02 Form 8-K Filed February 25, 2025
Exhibit 99.1, page 1

1. We have reviewed your supplemental information letter. We continue to believe that the expenses associated with your consumer products inventory write-downs represent costs that are normal operating costs of your business. Please revise future filings to not include these adjustments to your non-GAAP performance measures. See Question 100.01 of the SEC's Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.
 August 28, 2025
Page 2



                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and
                  Services